SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni launches the second tranche of share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: September 1, 2023

Eni launches the second tranche of share buyback program

San Donato Milanese (Milan), 1 September 2023 - Eni announces that, in line with the authorization of the Shareholders' Meeting held on 10 May 2023, in the next days it will launch the second tranche of the share buyback program (the "Second Tranche"), which follows a first tranche of purchases executed between 12 May 2023 and 24 August 2023 with the purchase of 62 million shares for an amount of €825 million.

The Second Tranche will concern the purchase of Eni’s shares up to a total maximum of €1.375 billion and for a maximum number of 275 million shares (approximately 8% of share capital) by no later than April 2024. This tranche will have the purpose of paying Eni’s shareholders further remuneration with respect to the distribution of dividends; therefore, treasury shares purchased in the context of the Second Tranche will be cancelled without a nominal reduction of the share capital, pursuant to the resolution of the Shareholders' Meeting held on 10 May 2023.

Purchases will be executed on the Euronext Milan through an authorized agent, who will act independently, also in relation to the timing of transactions and will be disclosed to the market in accordance with the terms and conditions set out in the laws and regulations in force.

As illustrated in the Capital Markets Update on 23 February 2023, Eni confirms its share buyback program for a total amount of €2.2 billion by the end of April 2024.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com